File No. 70-9759

                    SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                 ------------------------------------------

               AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Name of company filing this statement
                  and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

              Julia S. Janson/Senior Counsel & Corporate Secretary
                         George Dwight II/Senior Counsel
                                  Cinergy Corp.
                      139 East Fourth Street, 25 Atrium Two
                             Cincinnati, Ohio 45202


                    (Name and address of agents for service)

The application-declaration as previously filed is hereby amended and restated in its entirety as follows:

Item 1.  Description of Proposed Transactions

         A.       1995 & 1996 Plan Orders; Requested Authorization

     By orders dated December 1, 1995 (HCAR No. 26422, File No. 70-8705) ("1995 Order") and April 17, 1996 (HCAR No. 26505, File No. 70-8807) ("1996 Order"),
the Commission authorized Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), to issue and sell, from time to time through December 31, 2000, a total of approximately 30 million shares of Cinergy's common stock, $0.01 par value per share ("Common Stock"), under various stock-based employee and director plans of Cinergy and its subsidiaries.

     More specifically, the 1995 Order authorized Cinergy to issue and sell, from time to time through December 31, 2000, up to 22,386,696 shares of Common Stock under various benefit plans of Cinergy and its subsidiaries, namely, the Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan, the Cinergy Corp. Employee Stock Purchase and Savings Plan, the Cinergy Corp. Performance Shares Plan, the Cinergy Corp. Stock Option Plan, the Cinergy Corp. Directors' Deferred Compensation Plan, the PSI Energy, Inc. ("PSI") Union Employees' 401(k) Savings Plan, the PSI Energy, Inc. Employees' 401(k) Savings Plan, The Cincinnati Gas & Electric Company ("CG&E") Deferred Compensation and Investment Plan and The
Cincinnati Gas & Electric Company Savings Incentive Plan. The 1996 Order authorized Cinergy to issue and sell, from time to time through December 31, 2000, up to 7 million shares of Common Stock under the Cinergy Corp. Long-Term Incentive Compensation Plan.1

     Effective January 1, 1998, the PSI Energy, Inc. Union Employees' 401(k) Savings Plan was amended, restated and renamed the Cinergy Corp. Union Employees' 401(k) Plan, The Cincinnati Gas & Electric Company Savings Incentive Plan was amended, restated and renamed the Cinergy Corp. Union Employees' Savings Incentive Plan, and the PSI Energy, Inc. Employees' 401(k) Savings Plan was amended, restated and renamed the Cinergy Corp. Non-Union Employees' 401(k) Plan and The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan was merged into the Cinergy Corp. Non-Union Employees' 401(k) Plan. In addition, since the 1995 Order, the Cinergy Corp. Performance Shares Plan has been terminated. And in 2000, Cinergy's Board of Directors adopted a new plan -- the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan -- to replace the existing Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan.

     As of August 31, 2000, Cinergy had 600,000,000 shares of Common Stock authorized for issuance and 158,924,941 shares were outstanding. Since registering under the Act, Cinergy has issued approximately 3.8 million shares of Common Stock under the plans referred to above.

     Cinergy now requests authorization to issue and sell up to 50 million shares of Common Stock, from time to time over a 10-year period commencing with the date of the Commission's order herein ("Authorization Period"), under the following plans (collectively, "Plans"): the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan, the Cinergy Corp. Employee Stock Purchase and Savings Plan, the Cinergy Corp. Stock Option Plan, the Cinergy Corp. Directors' Deferred Compensation Plan, the Cinergy Corp. Long-Term Incentive Compensation Plan, the Cinergy Corp. Union Employees' 401(k) Plan, the Cinergy Corp. Union Employees' Savings Incentive Plan and the Cinergy Corp. Non-Union Employees' 401(k) Plan.

     Shares of Common Stock issued under the Plans from time to time over the Authorization Period may be authorized and previously unissued shares or previously issued shares re-acquired by Cinergy in open market transactions. In addition, under the Stock Option Plan and the Long-Term Incentive Compensation Plan, plan participants may purchase shares of Common Stock under certain circumstances by, among other means, exchanging shares of Common Stock, and accordingly, Cinergy also requests authorization, to the extent required under the Act, to acquire such shares of Common Stock from plan participants.

     Cinergy proposes to apply proceeds of any shares sold for cash to general corporate purposes, including repayment of outstanding indebtedness and investments in subsidiaries, except that, without further authorization from the Commission, Cinergy will not apply any such proceeds to acquire exempt wholesale generators (as defined in section 32 of the Act, "EWGs") or foreign utility companies (as defined in section 33 of the Act, "FUCOs").

     The terms of the Plans are summarized below. Such summaries are qualified in their entirety by the full text of the Plans (see Item 6 below).

B.       Terms of the Plans

1.       Direct Stock Purchase and Dividend Reinvestment Plan

     All holders of record of Cinergy Common Stock, PSI cumulative preferred stock or CG&E cumulative preferred stock ("Eligible Securities") may participate in the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan ("DSPP"), and prospective shareholders may enroll and participate in the DSPP by making a minimum initial investment of $250. Holders of Cinergy Common Stock currently participating in the Cinergy Corp. Dividend Reinvestment and Stock Purchase Plan, which is being replaced by the DSPP, will automatically be participants in the DSPP. Once a Participant has enrolled in the DSPP, the Participant may make additional investments in Cinergy Common Stock by mailing a payment to Cinergy's shareholder services department. A Participant may also choose to make monthly investments by authorizing automatic deductions from the Participant's bank account.

     Participants can elect to receive cash dividends on all of their shares in their DSPP account, or may elect one of two options for reinvestment of dividends in additional shares of Common Stock: (1) automatically invest in Common Stock all of the Participant's cash dividends on all certificated shares of that class, as well as all of the cash dividends on Common Stock credited to the Participant's DSPP account ("Plan Shares"); or (2) automatically invest all of the participant's cash dividends on only the number of certificated shares and/or Plan Shares that the Participant specifies, and elect to receive cash dividends on the remaining certificated shares and Plan Shares. A participant may change the method of participation at any time by completing an account change request and returning it to the plan administrator.

     Once enrolled in the DSPP, Participants may make optional cash payments from time to time of not less than $25 for any investment date and not more than $100,000 in any calendar year. The investment date for optional cash payments is the 15th day of each month. The investment date for reinvested dividends are the dividend payment dates for Cinergy Corp. Common Stock, which are expected to be February 15, May 15, August 15 and November 15.

     New DSPP Participants will be charged a $5.00 one-time enrollment fee. There are no brokerage or other fees on purchases. All participants will be charged brokerage fees on sales requested through the DSPP, which are currently expected to be approximately $.04 per share, but are subject to change. All costs of administering the DSPP are paid by Cinergy.

     When purchases of shares of Common Stock are made from authorized but unissued shares, the purchase price will be the average of the high and low prices of Common Stock as reported by the "New York Stock Exchange--Composite Transactions" as published in The Wall Street Journal (the "NYSE-Composite Transactions") for the appropriate investment date, or if no trading in Common Stock occurs on the New York Stock Exchange ("NYSE") on that date, the next preceding date on which such trading occurred. When the source of Common Stock purchased for any investment date is the open market, the purchase price will be the weighted average price per share paid for DSPP purchases for that investment date.

     If Cinergy elects to meet the requirements of participants by purchasing shares of Common Stock on the open market, an independent agent or agents appointed by Cinergy ("Independent Agent") will act on behalf of the participants in purchasing such shares, and Cinergy will pay all administrative costs associated therewith, including brokerage fees and commissions. The Independent Agent will determine the exact volume, timing and price of such purchases, based on the amount of reinvested dividends, optional cash payments received, market conditions, and requirements of applicable federal securities laws. The Independent Agent will also sell shares of Common Stock on behalf of plan participants.

     A participant may direct that all or a portion of his/her shares be sold or withdrawn, or that his/her participation in the DSPP terminate, by submitting to Cinergy an appropriately executed account change request form or other written notification. Requests for withdrawal and/or termination will normally be processed by Cinergy within five business days following receipt of a written request signed by the participant. If a participant requests that shares be sold, Cinergy will combine such shares with shares for which requests to sell were received from other participants during that week, and will then place a market order with the Independent Agent. Proceeds from any sale, less applicable brokerage commissions, will be remitted to the participant following settlement through a broker, in accordance with applicable settlement rules. The sale price for shares sold through withdrawal or termination will be the weighted average of the aggregated shares sold by the Independent Agent less the brokerage commission.

     A participant will be entitled to request in writing and receive a certificate representing some or all of the whole shares of Common Stock credited to his/her account. Any remaining whole and fractional Plan Shares in the account of the Participant will continue to be held in the DSPP.

     A Participant may terminate participation in the DSPP by written instruction to Cinergy Shareholder Services and may elect to receive either a certificate for the number of whole shares in the Plan account and a check for the value of any fractional share, or to have all of the shares in the Participant's Plan account sold.

     Cinergy reserves the right to suspend, modify or terminate the DSPP. All participants will receive notification of any material changes.

     Any shares of Common Stock distributed by Cinergy as a stock dividend on Plan shares, or as a split of these shares, will be credited to the participant's account. A stock dividend or stock split on certficated shares will be mailed to the Participant in the same manner as to stockholders not participating in the DSPP. Each participant has a right to vote the certificated and Plan shares credited to such participant's account. Proxy cards will be distributed to participants and all Plan Shares will be voted in the manner indicated in the proxy card. If a participant does not return a valid proxy card, the shares of Common Stock held in such participant's account will not be voted.

     Existing shareholders are notified of the existence of the DSPP through letters and inserts with financial reports and dividend checks. Eligible persons expressing an interest in the DSPP will receive a prospectus and related enrollment materials.

2.       Employee Stock Purchase and Savings Plan

     The Cinergy Corp. Employee Stock Purchase and Savings Plan ("Stock Purchase Plan") is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), in which eligible employees may be granted the right to purchase shares of Common Stock. Under the Stock Purchase Plan, only authorized but unissued shares Common Stock may be issued to eligible employees. The Stock Purchase plan is administered by a committee ("Plan Committee") of the Cinergy Board of Directors ("Cinergy Board"), the members of which are ineligible to participant therein.

     Employees of Cinergy or any of its subsidiaries who meet the eligibility requirements may participate in the Stock Purchase Plan. Generally, the eligibility requirements are that an employee must be employed by Cinergy or any of its subsidiaries (collectively, "Cinergy Companies" and individually a "Cinergy Company") and must normally work at least 20 hours a week and five months a year. Full officers of Cinergy, Cinergy Services, Inc., CG&E and PSI, as well as employees who receive a grant of a stock option or stock appreciation right under the Cinergy Corp. Stock Option Plan, are not eligible to participate in the Stock Purchase Plan.

     Each offering for sale of Common Stock under the Stock Purchase Plan will have a term of 26 months ("Offering Period") commencing and ending on dates determined by the Plan Committee. The initial offering of Common Stock under the Stock Purchase Plan was a continuation of an offering period under a predecessor plan, which was merged into the Stock Purchase Plan in October 1994. The initial offering ended on December 31, 1996. Two more offerings have been made (January 1, 1997 through February 28, 1999 and March 1, 1999 through April 30, 2001).

     The purchase price per share of Common Stock under the Stock Purchase Plan is equal to the fair market value of a share of Common Stock on the first day of the Offering period less 5 percent. For this purpose, the fair market value of a share of Common Stock is equal to the average of the high and low sales prices of a share of Common Stock as reported by the NYSE-Composite Transactions for the first day of the Offering period or, if no trading in Common Stock occurs on the NYSE on that day, the last day prior to the first day of the Offering Period on which such trading in Common Stock does occur.

     An eligible employee must accumulate funds to purchase Common Stock under the Stock Purchase plan by authorizing the appropriate Cinergy Company to deduct an amount from each paycheck and deposit that amount in an interest earning account. On the purchase date (the last day of the Offering Period), the employee may apply some or all of the total amount of deposits made to the account plus accrued interest to the purchase of shares of Cinergy Common Stock or may receive the balance of the account in cash or any combination thereof.

     The maximum number of shares of Common Stock that an eligible employee may purchase in an Offering Period is equal to: (1) the sum of (a) 10 percent of his or her annual base compensation as of the first day of the second calendar month preceding the first day of the relevant Offering Period multiplied by 26/12ths plus (b) the amount of interest earned on the employee's account during the relevant Offering Period divided by (2) the purchase price. No employee may participate in the Stock Purchase Plan if (i) participation would permit the employee's rights to purchase shares of Common Stock under all employee stock purchase plans of Cinergy Companies to accrue at a rate exceeding $25,000 of fair market value of such shares (determined at the time such right is granted) for each calendar year during which such right is outstanding at any time; or
(ii) the employee owns, immediately after his or her participation commences, stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of any Cinergy Company.

     At any time by action of the Cinergy Board or the Plan Committee, Cinergy may amend, suspend or terminate the Stock Purchase Plan, or modify the terms of participation in any offering thereunder, subject to certain exceptions. No such action may, without the approval of Cinergy's shareholders, (1) increase the maximum number of shares of Common Stock that may be offered or the maximum number of shares of Common Stock that each eligible employee may purchase, (2) extend the maximum term of an Offering Period beyond 26 months, (3) decrease the purchase price, (4) materially expand the eligibility requirements or (5) materially increase benefits.

3.       Stock Option Plan

     The Cinergy Corp. Stock Option Plan ("Stock Option Plan") is a stock option plan in which non-employee directors and eligible employees of the Cinergy Companies may be granted incentive stock options, non-qualified stock options, stock appreciation rights and/or cash awards granted in connection with non-qualified stock options to reimburse an optionee for the income taxes imposed upon the exercise of such an option. Shares of Common Stock issuable under the Stock Option Plan consist, at Cinergy's discretion, of authorized but unissued shares and/or shares purchased on behalf of plan participants on the open market. The Stock Option Plan is administered by the Plan Committee, which grants stock options, stock appreciation rights and cash awards to eligible employees selected by it. In addition, the Cinergy Board may perform any function of the Committee except where Committee action is required under
Section 162(m) of the Code.

     Employees of Cinergy or any of its subsidiaries who are officers or are employed in a significant executive, supervisory, administrative, operational or professional capacity or who have the potential to contribute to the future success of Cinergy or its subsidiaries are eligible to receive awards under the Stock Option Plan. Non-employee directors are also eligible to receive awards under the plan.

     Concurrently with the granting of any stock option, the Plan Committee will establish the exercise price per share of Common Stock subject to the stock option, which in no event will be less than 100 percent of the fair market value per share of Common Stock on the date of the grant. For this purpose, fair market value will be determined based on the average of the high and low sales prices of a share of Common Stock on the date of grant (or on the preceding trading day if the date of grant is not a trading day) as reported by the NYSE-Composite Transactions. Also at the time of grant, the Plan Committee will establish the period of time (not to exceed ten years) during which the stock option will be exercisable. Stock options granted to eligible employees may be exercisable in full at any time, or in installments at specified times, during the term of the stock option. The foregoing notwithstanding, except in connection with a change in control, no stock option will be exercisable in whole or in part for the first twelve months after the date of grant.

     Each non-employee director was granted, at the consummation of the Cinergy merger in October 1994, a non-qualified stock option to acquire 12,500 shares of Common Stock at an exercise price per share equal to the average of the high and low sales prices of a share of Common Stock on October 25, 1994 (the initial trading date of the Common Stock) as reported by the NYSE-Composite Transactions. Each person who is elected for the first time to be a non-employee director (other than persons who were previously employees of CG&E or PSI) will be granted, as of the first Board meeting held on or after the date he or she becomes a non-employee director, a non-qualified stock option to acquire 12,500 shares of Common Stock at an exercise price per share equal to the average of the high and low sales price of a share of Common Stock as reported on the NYSE-Composite Transactions on the date he or she first becomes a non-employee director. Effective December 1, 1999, the Plan was amended to allow non-employee directors to be eligible for other awards under the Plan. On December 14, 1999, each non-employee director was granted a non-qualified stock option to acquire 10,000 shares of Common Stock at an exercise price equal to the average of the high and low sales price of a share of Cinergy Common Stock on December 14, 1999 as reported on the NYSE-Composite Transactions. Each non-qualified stock option granted to a non-employee director will have a term of ten years and will become exercisable with respect to 20 percent of the shares of Common Stock subject thereto on each of the first five anniversaries of the grant date. Non-employee directors are not eligible to receive any additional awards.

     Shares of Common Stock acquired by non-employee directors and eligible employees pursuant to the exercise of stock options may be purchased with (i) cash, (ii) a stock exchange or swap using shares of Common Stock already owned by the optionee or owned jointly by the optionee and his or her spouse (with the spouse's permission), (iii) a broker-financed transaction, (iv) by withholding from the shares of Common Stock issued on exercise, shares of Common Stock whose value equals the purchase price, (v) any other legal consideration that the Plan Committee deems appropriate, or (vi) any combination of these methods.

     Any awardee (other than a non-employee director) who has been granted a stock option may be granted a stock appreciation right, which entitles the awardee to receive, upon surrender of all or a portion of the stock option, an amount equal to the excess of the fair market value of a share of Common Stock on the date of the exercise of the stock appreciation right over the exercise price per share of the stock option, multiplied by the number of shares of Common Stock with respect to which the s tock option has been surrendered. The right to exercise a stock appreciation right terminates to the extent an awardee exercises the stock option to which it is attached. Payment by the respective Cinergy Company of the amount receivable by an awardee upon the exercise of a stock appreciation right may be made, as determined by the Plan Committee, by the delivery of whole shares of Common Stock, cash or any combination of shares of Common Stock and cash. In no event may a stock appreciation right be exercised more than ten years after the date of the grant of the tandem stock option. To the extent a stock appreciation right is exercised, the tandem stock option will be deemed to have been exercised.

     A cash award is a right granted to an awardee who has been granted a non-qualified stock option to receive a cash payment, at the times and in the amounts determined by the Plan Committee, that is intended to reimburse the awardee for all or a portion of the federal, state and local income taxes imposed upon the awardee as a consequence of the exercise of the non-qualified stock option.

     In general, the Cinergy Board may at any time alter, amend, suspend or terminate the Stock Option Plan, except that, without the approval of Cinergy's shareholders, no such action may (1) increase the maximum number of shares of Common Stock that may be issued in respect of awards, (2) change the class of employees eligible to participate, or (3) cause the plan non longer to comply with applicable rules under the Securities and Exchange Act of 1934, as amended, or other applicable requirements. Without the consent of the awardee, no amendment or termination of the Stock Option Plan may adversely affect any stock option, stock appreciation right or cash award previously granted.

4.       Directors' Deferred Compensation Plan

     Cinergy's Directors' Deferred Compensation Plan ("Directors' Plan") allows each non-employee director to defer fees for serving as a non-employee director, and to have such fees accrued as cash or theoretical units of shares of Common Stock. Shares of Common Stock offered under the Directors' Plan consist, at Cinergy's discretion, of authorized but unissued shares and/or shares purchased on behalf of plan participants on the open market. The Directors' Plan is administered by the Plan Committee.

     All non-employee directors may participate in the Directors' Plan. On an annual basis, on or before July 1, a non-employee director may elect to defer the receipt of all or a specified portion of his or her fees payable for succeeding years.

     Cinergy's Secretary will establish and maintain a separate recordkeeping account for each participant to which all deferred fees for that participant will be credited. At the time a deferral election is made, a participant may elect to have all or a portion of the deferred fees credited to his or her account as units, each representing a share of Common Stock, or as cash. Deferred fees that are credited to a participant's account as units will be deemed to be invested in that number of hypothetical shares of Common Stock obtained by dividing the dollar amount of the deferred fees by the closing price per share of Common Stock as reported by the NYSE-Composite Transactions for the date the fees would have been otherwise paid to the participant. From time to time thereafter, additional units will be credited to the participant's account to reflect any dividend or other distribution the participant would have received if the participant had been the record owner of that number of shares of Common Stock equal to the number of unites credited to his or her account as of the dividend record date or as of the relevant date for any other distribution. Deferred fees that are credited to a participant's account hypothetically as cash will be credited with interest at a rate, adjusted quarterly, equal to the per annum rate equivalent to the quoted interest rate, in effect on the first business day of any calendar quarter, for a one-year certificate of deposit of a principal amount of $100,000 as quoted in The Wall Street Journal. Interest credited to a participant's account will accrue, compounded quarterly, at the same rate as that described in the preceding sentence.

     At the time a participant first makes an election to defer the receipt of fees under the Directors' Plan, the participant may elect that the deferred fees, together with associated earnings, be distributed in a single payment or in equal annual installments over a period of two to ten years. At the participant's election, a distribution will be made, or in the case of installment payments distributions will begin, on the firs business day of the year immediately following the year during which the participant (1) ceases to be a member of the board of directors of Cinergy or any of its subsidiaries, or
(2) attains the social security retirement age. Subsequent installments, if any, will be distributed on the first business day of each following year.

     To the extent deferred fees have been treated as if invested in Common Stock, distributions from the Directors' Plan will be made, as determined by Cinergy, in the form of newly issued whole shares of Common Stock purchased on the open market, and cash in lieu of fractional shares. If the participant has elected a single payment distribution, the number of shares of Common Stock to be distributed will equal the number of whole units credited to the participant's account as of the last business day of the year immediately preceding the year during which the distribution is to be made. The participant will also receive a cash payment equal to the fair market value, as of such day, of a fractional number of shares of Common Stock equal to any fraction of a unit credited to the participant's account. If the participant has elected installment payments, the number of shares of Common Stock to be distributed will equal the number of units credited to the participant's account on the day preceding the date of payment of an installment, divided by the number of installments remaining to be paid. No fractional shares of Common Stock will be distributed; the participant will receive a cash payment, computed by Cinergy's Treasurer, equal to the fair market value, as of the day preceding the date of payment of the installment, of a fractional number of shares of Common Stock equal to any fraction of a unit to which the participant is entitled on the installment date. To the extent deferred fees have been credited as cash to a participant's account, distributions will be made in the form of cash. If the participant has elected a single payment distribution, the amount of the distribution will equal the amount of cash credited to the participant's account as of the last business day of the year immediately preceding the year of the distribution. If the participant has elected installment payments, the amount of each installment payment will equal the amount of cash credited to the participant's account as of the day preceding the date the installment is to be made, divided by the number of installments remaining to be paid. Amounts held in the participant's account pending distribution will continue to accrue interest at the applicable rate.

     In general, the Cinergy Board may at any time alter, amend, modify, revoke or terminate the Directors' Plan, or suspend payment of benefits thereunder.

5.       Long-Term Incentive Compensation Plan

     The Cinergy Corp. Long-Term Incentive Compensation Plan ("LTIP") provides for the grant from time to time to selected eligible employees of stock-related awards of six general types: (1) option to purchase shares of Common Stock ("Options")2; (2) rights to receive, upon exercise, the appreciation in fair market value of shares of Common Stock ("Stock Appreciation Rights" or "SARs")3;
(3) outright grants of shares of Common Stock, subject to transfer restrictions and risk of forfeiture for a specified restriction period ("Restricted Stock") and which may, but need not, be conditioned upon the attainment of specified Performance Measures (defined below); (4) rights to receive (a) shares of Common Stock, or in lieu of all or any portion of those shares, their fair market value ("Performance Shares") or (b) a specified dollar amount or, in lieu of all or any portion of that amount, shares of Common Stock having the same fair market value ("Performance Awards"), both conditional upon the attainment during a specified performance period of specified Performance Measures; (5) rights to receive shares of Common Stock or cash or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock, and which may, but need not, be conditioned upon the attainment of specified Performance Measures ("Dividend Equivalents"); and (6) other stock-based awards which are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock ("Other Stock-Based Awards"). Shares used for awards under the Plan may be authorized but unissued shares of Common Stock or shares of Cinergy commons tock purchased on the open market, in private transactions or otherwise.

     The LTIP is administered by the Compensation Committee, all of whose members will be non-employee members of the Cinergy Board who are disinterested persons within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

     The group of employees of Cinergy and its subsidiaries eligible to receive awards under the LTIP consists of officers, employees who are employed in a significant executive, supervisory, administrative, operational or professional capacity, and employees who have the potential to contribute to the future success of the Cinergy holding company system. Either the Compensation Committee or the Cinergy Board may determine those eligible employees to whom awards may be granted at any time, as well as the type, size and other terms and conditions of each granted award subject only to the parameters in the LTIP. In that regard, no employee may be granted Options for more than 500,000 shares of Common Stock or SARs during any calendar year. In addition, no employee may receive awards of Restricted Stock, Dividend Equivalents, Performance Shares, Performance Awards and Other Stock-Based Awards having an aggregate value as of their respective dates of grants in excess of $3 million in any calendar year. The Compensation Committee may make grants to employees under any or a combination of all of the various categories of awards that are authorized under the LTIP. In addition, the Compensation Committee has delegated to Cinergy's Chief Executive Officer authority to grant stock options, performance shares, and restricted stock awards to employees under the LTIP, subject to certain restrictions. The CEO may make grants up to 75,000 shares in stock options per individual grant, performance shares awards valued up to $500,000 per individual grant, and restricted stock awards valued up to $500,000 per individual grant. The value of the performance shares awards and restricted stock awards are determined as of the date of grant.

     "Performance Measures" are criteria and objectives determined by the Compensation Committee which (1) in the case of Performance Shares, Performance Awards or Dividend Equivalents, the attainment of which during the applicable performance period would be a precondition to settlement of the award, and (2) in the case of Restricted Stock, the failure to obtain which would cause forfeiture of the award and/or which if met during the otherwise applicable restriction period would cause an early termination of the restriction period. Performance Measures applicable to any award to an employee who is, or is determined by the Compensation Committee as likely to become, a "covered employee" within the meaning of Code Section 162(m) will be established in writing within the period prescribed by that section and shall be limited to criteria and objectives related to (1) Cinergy's or one of its subsidiary's performance, efficiency or profitability, including stock price, total shareholder return, market share, sales, earnings per share, costs, net operating income, cash flow, fuel cost per million BTU, costs per kilowatt hour, retained earnings or return on equity; and/or (2) a covered employee's performance, which criteria shall be based on objective or, with respect to separate awards under the LTIP, subjective performance criteria pertaining to a covered employee's individual effort as to enhancement of either individual performance or achievement or attainment of the performance, efficiency of profitability of Cinergy and its subsidiaries. In addition, the Compensation Committee may impose any other subjective or objective criteria it may approve from time to time for the purpose of reducing the amount otherwise payable upon settlement of Dividend Equivalents, Performance Shares of Performance Awards or for the purpose of increasing the number of shares of Restricted Stock that would otherwise be forfeited during the applicable restriction period. Except in the case of such a covered employee, if the Compensation Committee determines that a change in the business, operations, corporate or capital structure of Cinergy or any of its subsidiaries, or the manner in which it conducts its business, or other events or circumstances render the Performance Measures unsuitable, the Compensation Committee may modify such Performance Measures in whole or in part as the Compensation Committee deems appropriate and equitable.

     Under the LTIP, the Compensation Committee may grant Options that entitle the optionee to purchase shares of Cinergy Common Stock at a price equal to the fair market value on the date of grant - i.e., the average of the high and low sales prices of a common share on the d ate of grant (or on the preceding trading day if that date was not a trading date) as reported by the NYSE-Composite Transactions. Any Options granted must be evidenced by a written agreement. The option price is payable at the time of exercise (1) in cash or cash equivalents, (2) via a stock exchange or stock swap using shares of Common Stock already owned by the optionee or owned jointly by the optionee and his or her spouse (with the spouse's permission), (3) by a broker-financed transaction (for any employee, officer or director), (4) by withholding from the shares of Common Stock issued on exercise, shares of Common Stock whose value equals the purchase price, (5) with any other legal consideration that the Compensation Committee deems appropriate, or (6) by any combination of these methods.

     Payment of the exercise price of any Nonqualified Stock Option may also be made in whole or in part in the form of shares of Restricted Stock or other shares of Common Stock that are subject to risk of forfeiture or restriction on transfer. When paid with such consideration, unless otherwise determined by the Compensation Committee on or after the date of the grant, shares of Common Stock received by the optionee upon the exercise of the NSO are subject to the same risks of forfeiture or restrictions on transfer applied to the consideration surrendered by the optionee. However, such risks of forfeiture and restrictions on transfer shall apply only to the same number of shares of Common Stock surrendered by the optionee. The Compensation Committee has the authority to specify at the time the Options are granted that shares of Common Stock will not be accepted in payment of the option price until they have been owned by the optionee for a specified period; however, the LTIP does not require any such holding period and would permit immediate sequential exchanges of shares of Common Stock at the time of exercise of the Options.

     No Option may be exercised more than ten years from the date of grant. Successive grants may be made to the same optionee regardless of whether Options previously granted to him or her remain unexercised.

     Any SARs granted under the LTIP must be evidenced by a written agreement. In the case of Freestanding SARs, the written agreement would specify the number of SARs granted, the term of the SARs (which may not exceed ten years from the date of grant), and the time or times at which the SARs will first become exercisable. In the case of Tandem SARs, the written agreement would specify the Option and the number of shares to which the SAR relates and the term of the SAR (which may not exceed that of the related Option). Freestanding SARs may (but need not) be made immediately exercisable. A Tandem SAR generally will be exercisable during its term only when and to the extent the related Option is exercisable. During the lifetime of the grantee of either type of SAR, the SAR would be exercisable only by the grantee or the grantee's legal representative.

     For each Freestanding SAR subsequently exercised, the holder would become entitled to receive the excess of fair market value of a share of Common Stock on the date of exercise over its value on the date the SAR was granted. Exercise of a Tandem SAR would entitle the holder to receive the excess of the aggregate fair market value on the exercise date of the number of optioned shares of Common Stock with respect to which the SAR is being exercised over their aggregate fair market value on the date the related Option was granted. Exercise of a Tandem SAR would have the effect of reducing the number of shares covered by the related Option by the number with respect to which the SAR is exercised, and exercise of the related Option would have the equivalent effect upon a Tandem SAR. Exercised SARs may be settled in cash or whole shares of Common Stock (valued at the date of exercise), unless the applicable SAR agreement further limits the form of settlement. If the form of settlement is not specified in the SAR agreement, the holder, at the time of exercise, may request the form he or she wishes to receive, but the Compensation Committee will have the ultimate authority, in its discretion, to approve or disapprove any such request. In the absence of such a request, the Compensation Committee also would determine the form of settlement.

     A grant of Restricted Stock involves the immediate transfer by Cinergy to an employee of ownership of a specific number of shares of Common Stock subject to a risk of forfeiture for a specified restriction period and which may further be conditioned upon the attainment of specified Performance Measures. During the applicable restriction period, the awardee of Restricted Stock would have all the voting, dividend and other rights of a record holder of a share of Common Stock, except that the shares would be nontransferable and any noncash dividends or other distributions paid upon the shares would be held by Cinergy and would be subject to transfer restrictions and risk of forfeiture to the same extent as the shares themselves. Upon the expiration of the applicable restriction period and (if applicable) the attainment of the relevant Performance Measures, full legal title to the shares of Common Stock covered by the grant of Restricted Stock will thereupon vest in the employee without additional consideration or in consideration of a payment by the employee equal to or less than the fair market value of such.

     Restricted Stock must be subject to a "substantial risk of forfeiture" within the meaning of Code Section 83 for a period of time to be determined by the Compensation Committee. An example would be a provision that the Restricted Stock would be forfeited if the employee ceased to serve Cinergy as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Stock will be prohibited or restricted in a manner and to the extent prescribed by the Compensation Committee for the period during which the forfeiture provisions are to continue.

     Any grant of a Performance Share or a Performance Award will be evidenced by a written agreement. An employee will be given one or more Performance Measures to meet within a specified performance period. If by the end of the performance period the employee has achieved the specified Performance Measures, the employee will be deemed to have fully earned the Performance Shares or Performance Awards. To the extent earned, the Performance Shares or Performance Awards will be paid to the employee at the time and in the manner determined by the Compensation Committee in cash and/or shares of Common Stock.

     Any award of Dividend Equivalents will be evidenced by a written agreement. The agreement shall set forth the circumstances (including any applicable Performance Measures) under which, and specify the number if any of, shares of Common Stock or the amount of cash that shall then become payable to the awardee. The Compensation Committee shall determine the timing of the award.

     The Compensation Committee may grant Other Stock-Based Awards (awards other than Dividend Equivalents, Options, Performance Shares, Performance Awards, Restricted Stock or SARs). Other Stock-Based Awards shall be evidenced by a written agreement or by other methods determined by the Compensation Committee. The agreement shall set forth the circumstances (including any applicable Performance Measures) under which, and specify the number of shares of Common Stock if any or the amount of cash that shall then become payable to the awardee. The Compensation Committee shall determine the timing of the award.

     The LTIP is intended to be of indefinite duration. However, the provisions of the Code currently applicable to ISOs would not permit the grant of ISOs under the LTIP after the tenth anniversary of its effective date.

     At any time by action of the Cinergy Board, Cinergy may amend or terminate the LTIP in whole or in part, except that certain provisions thereof relating to the effects of a "change in control" of Cinergy may not be amended for three years following a change in control. In addition, without the approval of Cinergy's shareholders, no such action may, inter alia, (1) increase the maximum number of shares of Cinergy Common Stock that may be issued in respect of awards under the LTIP, or (2) change the class of employees eligible to participate in the LTIP.

6.       401(k) Plans

     Cinergy sponsors three 401(k) plans, which involve the issuance of shares of Common Stock to participating employees. Although the plans differ as to the group of eligible employees, the fundamental, substantive terms of the plans are identical. The group of employees eligible to participate in the Cinergy Union Employees' 401(k) Plan consists of those employees of Cinergy and its subsidiaries whose employment positions are covered by a collective bargaining agreement between their employer and Local No. 1393 of the International
Brotherhood of Electrical Workers that provides for participation in the plan. The group of employees eligible to participate in the Cinergy Union Employees' Savings Incentive Plan consists of those employees of Cinergy and its subsidiaries whose employment positions are covered by collective bargaining agreements between their employer and Local No. 1347 of the International Brotherhood of Electrical Workers, Local Nos. 12049 and 14214 of the United Steelworkers of America, and the Independent Utilities Union that provide for participation in the plan. The group of employees eligible to participate in the Cinergy Non-Union Employees' 401(k) Plan consists of all exempt and non-exempt, non-union employees of Cinergy and its subsidiaries.

     The three plans are mirror 401(k) plans, which use a passive enrollment feature. All new employees are automatically enrolled in the applicable plan on their first day of work, subject to an opt-out provision. The initial contribution is 1% of pay on a before-tax basis. Employees may increase the contribution percentage, invest in different funds, or cancel participation.

     Each plan accepts before-tax and after-tax contributions. Subject to the initial automatic enrollment, employee contributions are invested according to employee instructions. An employee may contribute up to 15% of the employee's pay. One of 15 investment options is a Cinergy Common Stock fund. Contributions invested in the Cinergy Common Stock fund are used to purchase authorized and unissued shares of Common Stock or shares of Common Stock on the open market, as determined by Cinergy. Cinergy also matches, in Common Stock, employee's before-tax contribution in two components: (1) a base match equal to $.60 for every dollar an eligible employee contributes, up to the first 5% of compensation, and (2) a potential incentive match equal to $.20 to $.40 for each dollar contributed, up to the first 5% of compensation. The amount of the incentive match depends on the level of annual corporate goals achieved. Shares of Common Stock acquired under the plans are priced at the average of the high and low prices as reported by the NYSE-Composite Transactions on the trading day immediately preceding their acquisition.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions, and expenses paid or to be paid or incurred by Applicant or any associate company thereof in connection with the proposed transactions are estimated as follows:

Registration fees                           $  250,000
Brokerage commissions                        1,500,000
Miscellaneous                                  200,000

TOTAL                                       $1,950,000

Item 3.  Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 54 thereunder are or may be applicable to the proposed transactions.

     A.       Rule 42

     With reference specifically to Rule 42, as noted in Item 1.A (see sixth paragraph thereunder):

                  Shares of Common Stock issued under the Plans from time to time over the Authorization Period may be authorized and previously unissued shares or previously issued shares re-acquired by Cinergy in open market transactions. In addition, under the Stock Option Plan and the Long-Term Incentive Compensation Plan, plan participants may purchase shares of Common Stock under certain circumstances by, among other means, exchanging shares of Common Stock, and accordingly, Cinergy also requests authorization, to the extent required under the Act, to acquire such shares of Common Stock from plan participants. (emphasis added)

     This ability of plan participants to exercise options by, among other means, exchanging an equivalent number of shares of Cinergy common stock is discussed in greater detail in the respective plan summaries set forth in Item
1. Thus, with respect to the Stock Option Plan, Item 1.B.3 provides (see fifth paragraph thereunder) as follows:

                  Shares of Common Stock acquired by non-employee directors and eligible employees pursuant to the exercise of stock options may be purchased with (i) cash, (ii) a stock exchange or swap using shares of Common Stock already owned by the optionee or owned jointly by the optionee and his or her spouse (with the spouse's permission), (iii) a broker-financed transaction, (iv) by withholding from the shares of Common Stock issued on exercise, shares of Common Stock whose value equals the purchase price, (v) any other legal consideration that the Plan Committee deems appropriate, or (vi) any combination of these methods.
         (emphasis added)

     Likewise, Item 1.B.5, concerning the Long-Term Incentive Compensation Plan, provides as follows:
                  The option price is payable at the time of exercise (1) in cash or cash equivalents, (2) via a stock exchange or stock swap using shares of Common Stock already owned by the optionee or owned jointly by the optionee and his or her spouse (with the spouse's permission),
         (3) by a broker-financed transaction (for any employee, officer or director), (4) by withholding from the shares of Common Stock issued on exercise, shares of Common Stock whose value equals the purchase price,
         (5) with any other legal consideration that the Compensation Committee deems appropriate, or (6) by any combination of these methods. (emphasis added)

         Rule 42 provides in relevant part as follows (emphasis added)--

                  A registered holding company ... may acquire, retire or redeem any security of which it is the issuer ... without the need for prior Commission approval under sections 9(a), 10 and 12(c) of the Act, Provided, This section shall not apply to a transaction by a registered holding company ... with ... an affiliate ... (emphasis added)

         The term "affiliate" is defined in section 2(a)(11) to include--

                  (C) any individual who is an officer or director of such specified company, or of any company which is an affiliate thereof under clause (A) of this paragraph; ...

     Therefore, given that under the Stock Option Plan and the Long-Term Incentive Compensation Plan, Cinergy may acquire shares of its Common Stock from "affiliates" (i.e., officers and directors), Rule 42 would not apply to that extent and Cinergy requests authority under sections 9(a) and 10 for such acquisitions.

         B.       Rule 54

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Cinergy currently does not meet the conditions of Rule 53(a). As of June 30, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $721.9 million. This amount is equal to approximately 66% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000, of approximately $1092.6 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order -- specifically, $1 billion in addition to Cinergy's aggregate investment at the date of such order. Although Cinergy's aggregate investment at June 30, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of June 30, 2000, Cinergy's consolidated capitalization consisted of 42.4 % equity and 57.6% debt. These ratios are within acceptable ranges, as further reflected by the fact that at June 30, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The impact of the proposed transactions upon Cinergy's consolidated capitalization would be to increase the relative proportion comprised of equity.

     With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

     The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.  Procedure

     Applicant requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective. As noted in
Item 1.A, the existing Commission authorization to issue shares of Common Stock under the Plans expires at January 1, 2001, and therefore Cinergy respectfully requests that the Commission issue its order prior to such date.

     Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

          A-1 Certificate of incorporation of Cinergy (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1993 Form 10-K)

          A-2 By-laws of Cinergy as amended on April 27, 2000 (filed as an exhibit to and hereby incorporated by reference from Cinergy's March 31, 2000 Form 10-Q)

          B-1 Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan (filed as an exhibit to and hereby incorporated by reference from Registration Statement No. 333-51484)

          B-2 Cinergy Corp. Employee Stock Purchase and Savings Plan (filed as an exhibit to and hereby incorporated by reference from Registration Statement No. 33-56091)

          B-3 Amendment to Cinergy Corp. Employee Stock Purchase and Savings Plan, adopted April 26, 1996, effective June 1, 1996 (filed as an exhibit to and hereby incorporated by reference from Cinergy's June 30, 1996 Form 10-Q)

          B-4 Amendment to Cinergy Corp. Employee Stock Purchase and Savings Plan, adopted October 22, 1996, effective November 1, 1996 (filed as an exhibit to and hereby incorporated by reference from Cinergy's September 30, 1996 Form 10-Q)

          B-5 Cinergy Corp. Stock Option Plan (filed as an exhibit to and hereby incorporated by reference from Registration Statement No. 33-56093)

          B-6 Amendment to Cinergy Corp. Stock Option Plan, amended October 22, 1996, effective November 1, 1996 (filed as an exhibit to and hereby incorporated by reference from Cinergy's September 30, 1996 Form 10-Q)

          B-7 Cinergy Corp. Directors' Deferred Compensation Plan (filed as an exhibit to and hereby incorporated by reference from Registration Statement No. 33-56089)

          B-8 Cinergy Corp. Long-Term Incentive Compensation Plan (filed as an exhibit to and hereby incorporated by reference from Declaration on Form U-1 filed in File No. 70-8807)

          B-9 Cinergy Corp. Union Employees' 401(k) Plan (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          B-10 Amendment to Cinergy Corp. Union Employees' 401(k) Plan, adopted December 10, 1999, effective December 1, 1999 (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          B-11 Cinergy Corp. Union Employees' Savings Incentive Plan (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          B-12 Amendment to Cinergy Corp. Union Employees' Savings Incentive Plan, adopted December 10, 1999, effective December 1, 1999 (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          B-13 Cinergy Corp. Non-Union Employees' 401(k) Plan (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          B-14 Amendment to Cinergy Corp. Non-Union Employees' 401(k) Plan, adopted December 10, 1999, effective December 1, 1999 (filed as an exhibit to and hereby incorporated by reference from Cinergy's 1999 Form 10-K)

          C [see registration statements referenced in "B" above]

          D Not applicable

          E Not applicable

          F-1 Preliminary Opinion of Counsel (previously filed)

          G Form of Federal Register Notice (previously filed)

(b)      Financial Statements

          FS-1 Cinergy Corp. Consolidated Financial Statements dated June 30, 2000 (previously filed)

          FS-2  Cinergy  Corp.   Financial   Statements   dated  June  30,  2000
     (previously filed)

          FS-3 Cinergy Corp. Financial Data Schedules (previously filed as part of electronic submission)

Item 7.  Information as to Environmental Effects

         (a) The  Commission's  action in this  matter will not  constitute  any
major  federal  action   significantly   affecting  the  quality  of  the  human
environment.

         (b)  No  other   federal   agency  has  prepared  or  is  preparing  an
environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form U-1 to be signed on its behalf by the officer indicated below.

Dated:  December 7,  2000

                                                 Cinergy Corp.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer

                                    ENDNOTES

1 Cinergy also has been authorized by the Commission to issue shares of Common Stock, from time to time through December 31, 2004, under certain other plans pursuant to two orders issued in 1999 (HCAR No. 27001, April 8, 1999, & HCAR No. 27028, May 19, 1999). Cinergy proposes no changes to the terms of these orders.

2 Options meeting the requirements of Section 422 of the Code and intended to be afforded the federal tax treatment of Code Section 422 options ("Incentive Stock Options" or "ISOs"), as well as other Options ("Nonqualified Stock Options" or "NSOs"), may be awarded under the LTIP.

3 SARs granted under the LTIP may be awarded either in tandem with Options ("Tandem SARs") or on a stand-alone basis ("Freestanding SARs")